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FOR IMMEDIATE RELEASE
FEBRUARY 4, 2003

                    SHELL ANNOUNCES NORMAL COURSE ISSUER BID


Calgary, Alberta - Shell Canada Limited ("Shell") announces its intention to make a normal course issuer bid, subject to regulatory approval by the Toronto Stock Exchange ("TSX"). Shell intends to repurchase for cancellation up to a maximum of 2% percent of its 275,908,290 Common Shares issued and outstanding as at January 27, 2003, or approximately 5,518,166 Common Shares, during the term of the bid. Repurchase of the Common Shares will be carried out through the facilities of the TSX.

Shell will use the normal course issuer bid to offset dilution resulting from issuance of Common Shares under its employee stock option program.

The program will commence on February 7, 2003 and will end when the Corporation has purchased the requisite number of Common Shares, unless it provides earlier notice of termination. If not previously terminated, the normal course issuer bid will end on February 6, 2004.

The price which Shell will pay for any such Common Shares will be the market price at the time of acquisition. The actual number of Common Shares which will be purchased and the timing of any such purchases will be determined by Shell. Shell has not purchased any shares within the last 12 months.

Shell Investments Limited, which holds 214,436,286 Common Shares of Shell, has advised that it does not intend to participate in the bid. Shell Investments Limited is a member of the Royal Dutch/Shell Group of Companies.

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For further information contact:

Jim Fahner
Manager, Investor Relations
Calgary, Alberta
(403) 691-2175